
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

April 11, 2003


03050937

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated April 10, 2003 [English Translation].

dlw 5/30

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6292).

For Immediate Release

April 10, 2003

Sumitomo Corporation
Motoyuki Oka, President and CEO
Stock Exchange Code 8053
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Sumisho Electronics Co., Ltd.)

This is to inform you that a subsidiary of the Company, Sumisho Electronics Co., Ltd., has revised its projections on performance for the fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003) announced on October 31, 2002.

Attachment;
Disclosed material of Sumisho Electronics Co., Ltd.

(This is an English translation of the Japanese original.)

April 10, 2003

Company Name: Sumisho Electronics Co., Ltd.
Stock Exchange Code: 7556
Contact: Tetsuya Fukunaga,
Corporate Administration & Coordination Group
Tel. +81-3-5217-5197

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance announced at the time of our disclosure of financial statements on October 31, 2002 as follows:

1. Revision of Non-Consolidated Projected Figures for the Performance of Fiscal Year Ended March 31, 2003 (April 1, 2002 to March 31, 2003)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on October 31, 2002)	51,000	1,150	390
Currently revised projections (B)	46,100	180	285
Change (B-A)	-4,900	-970	-105
Rate of change	-9.6	-84.3	-26.9
Performance for previous term (the fiscal year ended March 31, 2002)	50,039	1,312	521

2. Revision of Consolidated Projected Figures for the Performance of Fiscal Year Ended March 31, 2003 (April 1, 2002 to March 31, 2003)

(Unit: million yen, %)

	Total trading Transactions	Ordinary income	Net income
Previously announced projections (A) (announced on October 31, 2002)	53,000	1,200	360
Currently revised projections (B)	48,500	320	335
Change (B-A)	-4,500	-880	-25
Rate of change	-8.5	-73.3	-6.9
Performance for previous term (the fiscal year ended March 31, 2002)	52,454	1,149	288

3. Reasons for Revision

The figure for consolidated total trading transactions is likely to fall below our projection announced in October 2002, due to economic depression, resulting in reduced customer appetite for investments and severe price competition for hardware.
Ordinary income is also likely to fall below our original projection due to the disposal of inventories and the recognition of valuation losses on strategic business investments in venture securities, which have been carried out for the purposes of strengthening our corporate constitution.
Accordingly, consolidated net income is estimated to increase by 16% from the previous year, but to slightly fall below the original projection, offsetting the declines of ordinary income to the most extent by the positive effects of the merger with SC ComTex., Inc.

The company has maintained the original policy of an annual dividend of 20 yen (including an interim dividend of 10 yen), as was expected at the beginning of this fiscal year.